Exhibit 99.1

REPORT OF THE

GENERAL MEETING OF SHAREHOLDERS

OF ASML HOLDING N.V.

HELD ON APRIL 29, 2022

Chairperson: G.J. Kleisterlee (the “Chairman”)

General

This report of the Annual General Meeting of Shareholders (“AGM” or the “Meeting”) of ASML Holding N.V. (“ASML” or the “Company”), held on April 29, 2022, is intended purely for informational purposes and is not intended to be complete. This document contains the minutes of the AGM held on April 29, 2022, and does not address any events that occurred thereafter. This report must be read in conjunction with the Agenda (and Explanatory Notes) for this AGM, the 2021 Annual Report, ASML’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the financial year ending on December 31, 2021, and ASML’s other SEC filings and submissions. ASML does not guarantee the completeness or correctness of the information contained in this report and does not assume any obligation whatsoever to update or correct the information in this report after publication.

Cautionary Statement on Forward Looking Statements

This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, rising business costs, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, bookings, expected growth in net sales, full year 2022 expectations including revenue, shipments and expectations for EUV, DUV, IBM and expectations by market segment, statements made at our 2021 Investor Day including revenue and gross margin opportunity for 2025 and growth opportunities beyond 2025, expected annual revenue growth rate for the period of 2020-2030, and our plan to revisit these expectations presented at the 2021 Investor Day, expected revenue recognition, including estimates of revenue to be recognized in periods after shipment, expected shipments, plans and strategies, including plans to increase capacity and plans to build additional cleanrooms, customer demand and plans to meet increasing demand, statements with respect to dividends and share buybacks and financial policy including statements with respect to the 2021-2023 share buyback program, including the amount of shares intended to be repurchased under the program, ESG strategy improvement and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace

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of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and logistics and constraints on our ability to produce systems to meet demand, trends in the semiconductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

1.	Opening

The Chairman opened the Meeting and explained that the Meeting was a hybrid meeting, which meant that shareholders were attending the Meeting in person and virtually, and were able to vote and ask questions in person and via the online platform. The Chairman welcomed all shareholders present.

The Chairman introduced the members of ASML’s Board of Management; Mr. Peter Wennink, Mr. Martin van den Brink, Mr. Roger Dassen, Mr. Christophe Fouquet and Mr. Frédéric Schneider-Maunoury, and the members of the Supervisory Board; Ms. Annet Aris, Ms. Birgit Conix and Ms. Terri Kelly, and Mr. Mark Durcan, Mr. Warren East, Mr. Rolf-Dieter Schwalb and Mr. Hans Stork. The Chairman also extended a special welcome to the candidate Supervisory Board members; Mr. Alexander Everke and Ms. An Steegen.

Furthermore, the Chairman introduced Ms. Petra Groenland of KPMG Accountants N.V., ASML’s external auditor and Mr. Reinier Kleipool, a civil law notary at De Brauw Blackstone Westbroek N.V., who acted as the secretary of the Meeting.

The Chairman explained that given the international nature of ASML and as ASML’s corporate language of the Meeting is English, ASML had decided that from now on, shareholder meetings would be conducted in English.

The Chairman informed those present that the Meeting was recorded for the purpose of preparing the report of the Meeting and gave the floor to Mr. Kleipool who explained the procedures for asking questions and voting during the Meeting.

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The Chairman then asked if there were any questions.

Mr Stevense, representative of the Dutch Investors Protection Association (Stichting Rechtsbescherming Beleggers (“SRB”)) asked why the Meeting was held in the English language. The Chairman replied that the Supervisory Board decided that as of the 2022 AGM and onwards, the ASML general meetings will be held in the English language given that ASML is an internationally operating company. He explained that English is the official corporate language of ASML and is the language of the majority of ASML’s shareholder base. A translation into Dutch was offered, and shareholders were given the opportunity to address the AGM in the Dutch language.

The Chairman then moved on to item 2 of the agenda.

2.	Overview of the Company’s business, financial situation and sustainability (Discussion item)

The Chairman gave the floor to Mr. Dassen, who gave a summary of ASML’s financial highlights, Q1 2022 results and capital return to shareholders for the FY 2021 (see presentation on www.asml.com/agm2022).

The Chairman gave the floor to Mr. Wennink, who gave a summary of the developments related to ASML’s technology, roadmap, ESG strategy and how ASML prepares for growth (see presentation on www.asml.com/agm2022).

After this update, the Chairman invited shareholders to ask questions.

Mr. Stevense (SRB) asked questions about the ratio between maintenance service and sales of new machines and if there is competition between those two, as well as about semiconductor cycles and how these cycles could be avoided. Furthermore, Mr. Stevense asked about ASML’s views on competition among the member states in the European Union where it concerns attracting semiconductor manufacturing, doing business in China, what measures ASML has taken with regards to information security and whether installed base management would help solve the chip shortages.

Mr. Dassen answered the first question of Mr. Stevense by saying that the customer interest is the leading consideration. In case customers want to increase their total capacity, ASML will support this to the extent possible by selling new machines or providing upgrades. For ASML, there is no trade-off between these two options.

Mr. Wennink proceeded by answering the remaining questions of Mr. Stevense. With regards to semiconductor cycles, he explained that it is expected that there will always be short-term cycles but in the longer term, ASML expects there will be growth in demand, and ASML intends to invest to be able to meet the longer-term demand.

With regards to the competition among member states concerning attracting semiconductor manufacturing, Mr. Wennink replied that semiconductor ecosystems are very important value creators, so it is understandable that member states in the EU have the ambition to set-up such ecosystems in their country. He explained that, in ASML’s view, ultimately it is important that factories are built, ecosystems are created and value is created in the EU as a whole.

Then, Mr. Wennink addressed the comment on China by explaining that ASML has been doing business in China for the last 30 years and has good relationships with Chinese customers. Most of the investments in manufacturing capacity of mature technology systems has been in China, and this helps to meet the needs of society of more computer chips. Nevertheless, ASML is aware of the risks regarding information security. That is why ASML invests heavily in information security.

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Next, Mr. Wennink further elaborated on information security, which is an important topic on the agenda of the Supervisory Board and the Board of Management. Currently, ASML employs approximately 300 people in its information security department; the annual spend on information security is approximately 50-60 million euros and this amount increases every year. ASML focusses both on the outside-in as well as on inside-out threats and is aware that there is no 100% assurance with regards to information security, but ASML aims to protect itself as well as it can.

Lastly, Mr. Wennink commented on the value of installed base management: He explained that in the case of chip shortages, installed base management and service is an important part of the ability of ASML to help its customers increase the output of their installed base.

The Chairman gave the floor to Mr. Vreeken (private investor) who asked questions about ASML’s brand awareness and how to further improve this, about geopolitical tension and their potential impact on ASML and about ESG, and in particular, the environmental impacts of the supply chain, energy use of datacenter and sustainable housing.

Mr. Wennink began by saying that ASML conducts in-dept surveys regarding brand awareness in the context of recruitment since access to the right talent is crucial to ASML. Based on the data that came out of the surveys, ASML is of the opinion that brand awareness among this group of important stakeholders is high, especially considering that ASML is a business-to-business company. ASML intends to continue to spend a lot of time and energy on the (technical) university campuses in the countries in which it operates.

With regards to the geopolitical tensions, Mr. Wennink commented that it is not for ASML to comment on the geopolitical situation, but that ASML is closely monitoring developments, including through its corporate risk committee.

Then Mr. Wennink elaborated on the supply chain question by explaining that ASML strives to have a responsible supply chain. It is important to ASML that its suppliers and their suppliers comply with the code of conduct of the Responsible Business Alliance and that they agree with ASML on climate matters by means of e.g. letters of intent.

With regards to the question about housing, Mr. Wennink answered that ASML does not currently intend to build houses for employees, however, ASML is aware of the housing shortage as well as the increasing prices of houses, and ASML is actively involved in contributing to a possible solution together with its Brainport partners.

Mr. Van den Brink addressed the question concerning energy consumption. He explained that by using EUV systems, the chip manufacturing process becomes more efficient, which will likely result in lower energy consumption compared to multiple patterning DUV, even though the EUV machine consumes more energy than a DUV machine. Furthermore, EUV technology is expected to enable the production of chips that are more energy efficient.

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The Chairman gave the floor to Mr. Ter Meulen (private investor), who asked whether ASML intends to hire employees from other educational levels than advanced academic levels for ASML be able to hire sufficient people and also to create career opportunities for them, also in light of attrition levels.

Mr. Wennink started by saying that the current attrition of ASML employees in the Netherlands is 3.2% which is relatively low. ASML conducts a yearly survey “We@ASML”, which shows that the engagement of employees is above the benchmark thanks to factors such as remuneration, company culture and ability to grow. Mr. Wennink continued by saying that they have initiated programs focused on potential future employees in vocational studies such as the “hybrid teacher-program”, which brings the semiconductor business and ASML into the classroom. Also, ASML and its partners in the Brainport region have close connections to the vocational schools and universities to make students aware of ASML and to eventually attract the right talent.

Mr. Janssen, representative of the Dutch Association of Investors for Sustainable Development (Vereniging van Beleggers voor Duurzame Ontwikkeling (“VBDO”)) asked questions about what specific actions ASML is taking to reduce the Company’s emissions in scope 3, specifically upchain, about conflict minerals and due diligence initiatives related to human rights issues in the supply chain beyond tier 1, and about ASML’s diversity and inclusion strategy and what concrete actions ASML is planning to take in order to attract more women to the Company and reach the Company’s target on women in leadership positions.

Mr. Wennink began by saying that the topic on sustainability is of utmost importance for ASML and a high priority item on the agenda of the Board of Management and the Supervisory Board. He explained that in 2021, ASML expanded the Suppliers Sustainability Program by adding supplier collaboration on CO2 emissions and waste reduction to the program contributing to ASML’s scope 3 reduction ambitions. ASML launched this program to its top 60 suppliers (covering 80% of ASML’s sourcing spend), with the intention to gradually increase the scope over time. An important element is the ‘letter of intent’, in which ASML asks its suppliers to acknowledge the joint responsibility and commitment to reduce the collective environmental footprint, aiming for net zero by 2030. Performance on sustainability is also a criterion in ASML’s supplier selection process.

Mr. Wennink then addressed the question regarding conflict minerals and human rights. ASML’s Supplier Sustainability Program addresses labor, human rights, safety, ethics and environmental risks in its tier-1 supply chain; responsible minerals sourcing is one of the building blocks of this program. ASML applies a risk-based approach to determine which suppliers are in scope for ASML’s more detailed due diligence process. Considering the number of suppliers that ASML has, ASML currently focusses on its first tier suppliers’ compliance with the RBA Code of Conduct, and expects those first tier suppliers to cascade the requirements of RBA Code of Conduct to their own supply chains.

With regards to the question concerning ASML’s diversity and inclusion strategy, Mr. Wennink noted that ASML has developed such a strategy, which is explained in the 2021 annual report, encompassing six areas:

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leadership, culture, talent, systems, communications and community. In addition to hiring a Chief Diversity Officer, ASML assembled a Global Diversity & Inclusion Council in 2021 that consists of senior leaders who act on behalf of ASML to provide thought leadership. The Council, chaired by a member of the Board of Management, proposes the Diversity & Inclusion strategy to the Board of Management, sets, promotes and monitors diversity and inclusion initiatives, and drives company-wide accountability towards its goals.

The floor was then given to Mr. Jorna, representative of the Vereniging voor Effectenbezitters (“VEB”) (the Dutch association for retail investors), who asked questions relating to how ASML plans to meet industry demand and what the biggest challenge is and whether ASML is considering expanding outside Veldhoven given the pressure on the local housing and education system, or implement shifts. Furthermore, Mr. Jorna inquired about ASML’s views on the current geopolitical situation, in particular doing business in China and IP protection, given the situation with DongFang JingYuan Electron. He also asked for ASML’s insights into the possibility of preventing certain countries, for instance Russia, to acquire chips that are manufactured by ASML. Lastly, Mr. Jorna asked if ASML could elaborate on ASML’s M&A strategy.

With regard to chip demand, Mr. Wennink explained that ASML intends to expand its manufacturing capacity with 2025 as a target date for ramping up the output of ASML’s supply chain is a key challenge. He explained that ASML engages with municipalities, government and schools within the Brainport region to discuss challenges related to the expansion and that ASML is willing to contribute to solving these challenges since ASML strives to be a responsible member of society. Regarding shifts, Mr. Wennink confirmed that ASML has been working with shifts for quite some time already.

On geopolitics, Mr. Wennink reported that the DongFang situation had been thouroughly discussed with the Chinese government and that the Chinese government had explained that they intend to act upon breaches of IP rights if sufficient evidence is provided. Mr. Wennink noted that ASML does not have insight into where countries buy their chips, as this is an open market. He made clear that ASML does not intend to ship systems to Russia and does not intend to do business with Russia in general.

Mr. Wennink explained that a core principle of ASML’s current M&A strategy is the creation of industrial synergies.

Next, the floor was given to Mr. Luijckx (private investor), who made a suggestion for implementing a rainwater reinfiltration system on its buildings. Mr. Wennink thanked him for the suggestion, which will be taken into consideration.

The Chairman then gave the floor to Mr. Bakx, representative of Saxo Bank AS. Mr. Bakx first asked if ASML would be interested in farm-out projects and if ASML has a policy for employees that are nearing retirement age.

Mr. Van den Brink explained that farm-out is an important option in ASML’s R&D policy and many farm-out projects are ongoing. On the question concerning ASML’s retirment policy, Mr. Wennink explained that the average age of ASML employees is mid-thirties, but this topic will become more important going forward once more employees near retirement.

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Then, the Chaiman gave the floor to Mr. Martens (private investor) who asked what actions the Supervisory Board intends take in order to increase the representation of women in the Supervisory Board and Board of Management.

The Chairman answered by saying that after the 2022 AGM, the Supervisory Board will consist of five male and four female members, which he considers to be well balanced. With regards to the composition of the Board of Management, the Chairman explained that it is more challeging to become more balanced in terms of gender, given that the representation of females in the Company as a whole and in senior management in particular is relatively low. In addition, the number of women that come from technical universities is low. ASML has initiated an extensive program to improve gender diversity within the Company and has set a target for increasing the number of females in leadership positions from 8% in 2021 to 12% in 2024.

After this Q&A round, the Chairman gave the floor to Mr. Kleipool who made a number of formal statements.

Mr. Kleipool stated that the total number of shares outstanding on the registration date for this AGM was 406,475,276, 7,059,880 of which were being held by the Company as treasury shares. There were therefore 399,415,396 outstanding ordinary shares carrying voting rights. Since one ordinary share grants entitlement to cast nine votes, this number of shares gave entitlement to cast 3,594,738,564 votes. Mr. Kleipool went on explaining that the count showed that 10,718 shareholders were present or represented at the beginning of the Meeting, collectively representing a capital of EUR 27,760,903.11, entitling them to cast 2,776,090,311 votes. According to Mr. Kleipool, this meant that 77.23% of the issued share capital was present or represented.

Finally, Mr. Kleipool stated that all voting items on the agenda, with the exception of item 6, could be adopted by a simple majority of votes cast, as more than half of the total outstanding share capital was represented at the Meeting. For agenda item 6 a statutory provision applied, requiring a 75% majority of votes cast in favor of the proposal.

The Chairman then opened the voting and moved on to item 3 of the agenda.

3a.	Advisory vote on the remuneration report for the Board of Management and the Supervisory Board for the financial year 2021 (Voting item)

The Chairman reported that the Meeting was asked to cast an advisory vote as to whether the Remuneration Report was clear and understandable.

The Chairman then gave the floor to Ms. Terri Kelly, the Chair of the Remuneration Committee. Ms. Kelly discussed the implementation of the Remuneration Policy in 2021 (see presentation on www.asml.com/agm2022). She stressed the improved transparency of the Remuneration Report and explained ASML’s position on the continued vesting of the performance shares of Mr. Van Hout, who retired as Board of Management member in 2021, since a proxy adviser had raised concerns relating to this.

After this presentation, the Chairman gave all shareholders the opportunity to ask questions.

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The floor was given to Mr. Jorna (VEB), who questioned if the Supervisory Board had set sufficiently challenging targets for the Board of Management.

The Chairman explained that with regards to the target setting, it is important to take into consideration the circumstances at the time of setting the target. At the time that the targets and plans for the Board of Management were discussed by the Supervisory Board, the current targets were considered ambitious, because there was a lot of uncertainty regarding COVID-19, the market situation and the ability of the supply chain to deliver. He noted that the Supervisory Board always has the possibility to apply discretion, upward or downward, in case the outcome of the incentive remuneration would not be considered reasonable. Ms. Kelly also noted that the Remuneration Committee and the Supervisory Board have a robust process to determine if certain targets drive the right outcome and the right behavior.

Then, the Chairman gave the floor to Mr. Stevense (SRB). Mr. Stevense asked a clarifying question on the Free Cash Flow as presented in the Remuneration Report and the Financial Statements.

Mr. Dassen explained that it is ASML’s practice to exclude so-called early payments (payments by customers in a certain financial year for which there is not yet a payment obligation in that financial year) when setting the Free Cash Flow target as well as when determining the performance on this metric. He explained that there may be a situation where at the end of the year a customer makes a payment that is not foreseen by ASML. To be exact, in 2021, ASML’s Free Cash Flow amounted to EUR 9.9 billion, of which EUR 1.7 billion was not yet due from customers and therefore not planned. Therefore the Free Cash Flow number in the Remuneration Report was EUR 8.2 billion.1

Next, the floor was given to Mr. Vreeken, who made a comment about ASML’s market capitalization being the highest of the AEX companies, but that the level of CEO compensation is not ranked first. He also asked a question about ASML’s contribution to society.

Mr. Wennink referred to ASML’s ESG strategy, which includes the topic of contribution to society. As part of this strategy, ASML invests in the innovation ecosystems by supporting start-ups and scale-ups. Furthermore, ASML contributes to its communities and society in general, for instance as part of the Brainport collaboration with partners in the Veldhoven area.

The Chairman noted that there were no further questions and moved on to item 3b of the agenda.

3b.	Proposal to adopt the financial statements of the Company for the financial year 2021, as prepared in accordance with Dutch law (Voting item)

The Chairman reported that ASML has once again drawn up two sets of financial statements for 2021, one according to U.S. GAAP and the other according to IFRS and Dutch law, and that the annual financial statements based on IFRS and Dutch law were the statutory financial statements, which are now being submitted for adoption. The financial statements and the annual report are available for inspection at the Company’s offices and are also published on the Company’s website.

[1]

Free cash flow is a non-GAAP measure. For a reconciliation of free cash flow to the nearest GAAP measure for the periods indicated see our annual report on Form 20-F for the year ended December 31, 2022.

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The Chairman invited Ms. Groenland, on behalf of ASML’s external auditor KPMG, to report on KPMG’s audit on ASML’s 2021 financial statements.

Ms. Groenland reported that KPMG had issued an unqualified opinion on February 9, 2022 in the 2021 Annual Report based on IFRS (see presentation on www.asml.com/agm2022). KPMG also concluded that the Report by the Board of Management and other information in the Annual Report were consistent with the financial statements, did not contain material misstatements, and met the minimum requirements of the Dutch Civil Code. Ms. Groenland explained that, in addition, KPMG issued an unqualified audit opinion with respect to the financial statements that had been filed with the SEC in the United States on a Form 20-F, prepared under US GAAP, and issued an unqualified audit opinion on the effectiveness of internal control over financial reporting. KPMG also issued a limited assurance report on sustainability information.

Ms. Groenland discussed the materiality threshold for the financial statements which was determined at EUR 210 million, representing 3% of 2021 income before income taxes, the risk assessment which related to revenue recognition and management override of controls, the group audit which was mainly conducted remotely and the key audit matter which related to revenue recognition (see presentation on www.asml.com/agm2022).

After this presentation, shareholders were given the opportunity to ask questions.

The Chairman gave the floor to Mr. Jorna (VEB), who noted that the fraud risk section in the auditor’s report contained generic language that was identical to the language that was used in fraud sections of reports of other companies that were audited by KPMG. Mr. Jorna asked if KPMG could elaborate on the procedures followed and the findings. He also asked if the assurance level related to sustainability information would be increased in the future.

Ms. Groenland referred to the auditor’s report and explained that KPMG had identified two fraud risks: revenue recognition and management override. On management override, KPMG performed testing on journal entries, looking at bias in estimates. With respect to revenue recognition, KPMG documented and included among other things the inspections of sales transactions before and after the year-end to test whether the revenue was recognized in the right period.

With respect to assurance on sustainability information, Mr. Wennink replied that in general there is still work to be done in the area of setting sustainability reporting standards before auditors and companies will be ready for a system of full assurance. He concluded that ASML will closely follow developments in this area.

The Chairman noted that there were no further questions and moved on to item 3c of the agenda.

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3c.	Clarification of the Company’s reserves and dividend policy (Non-voting item)

The Chairman referred to the detailed explanation of the Company’s reserves and dividend policy, published in the Explanatory Notes to the Agenda and noted that there were no questions. He moved on to item 3d of the agenda.

3d.	Proposal to adopt a dividend for the financial year 2021 (Voting item)

The Chairman explained that on November 12, 2021, the Company paid an interim dividend amounting to EUR 1.80 per ordinary share. The Board of Management proposed to the Meeting to declare a final dividend of EUR 3.70 per ordinary share, bringing the total dividend for the 2021 financial year to EUR 5.50 per ordinary share, an increase of 100% compared to the prior year. The Chairman reported that the Supervisory Board had approved this proposal and he referred to the explanation given in the Explanatory Notes to the Agenda.

The Chairman noted that there were no questions and moved on to item 4a of the agenda.

4a.	Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2021 (Voting item)

The Chairman informed the Meeting that it was proposed to discharge the members of the Board of Management from liability for the performance of their responsibilities in the 2021 financial year. The Chairman did not provide any further explanation, noted that there were no questions and moved on to item 4b of the agenda.

4b.	Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2021 (Voting item)

The Chairman informed the Meeting that it was proposed to discharge the members of the Supervisory Board from liability for the performance of their responsibilities in the 2021 financial year. He did not provide any further explanation, noted that there were no questions and moved on to item 5 of the agenda.

5.	Proposal to approve the number of shares for the Board of Management (Voting Item)

Item 5 of the agenda was the proposal to make a maximum of 200,000 ordinary shares available for the remuneration of the Board of Management. The Chairman indicated that the ultimate grant of shares would be made by the Supervisory Board based on the applicable Remuneration Policy, by applying the calculation method described in that policy.

The Chairman continued by saint that this agenda item also included the proposal to designate the Board of Management as the body authorized to issue the aforementioned shares, with the Supervisory Board’s approval. This designation was being requested for the period from the present Meeting until the AGM to be held in 2023.

The Chairman reported that in 2022, 19,015 shares were conditionally granted to the Board of Management for the financial year 2022. The volume weighted average share price over the last quarter of 2021 was EUR 690.53. The Meeting would also be informed about the number of shares that had been conditionally granted to the Board of Management for the financial year 2023.

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The Chairman then noted that no questions had been asked prior and during the Meeting and moved on to item 6 of the agenda.

6.	Proposal to amend the Remuneration Policy for the Board of Management (Voting item)

The Chairman explained that this agenda item concerned the proposal to amend the Remuneration Policy for the Board of Management. He referred to the proposed Remuneration Policy as published on ASML’s website, together with an explanation of the rationale behind the proposal, and a disclosure on the STI and LTI metrics that would be applied for the performance periods starting in 2022.

Ms. Kelly, chair of the Remuneration Committee, provided a short explanation on this topic (see presentation on www.asml.com/agm2022). Ms. Kelly emphasized that the Remuneration Committee had consulted external and internal stakeholders extensively about the proposed Remuneration Policy. The Remuneration Committee reached out to ASML’s major shareholders (top 20), proxy advisors and shareholder interest organizations and discussed the proposed Remuneration Policy with the Works Council. The shareholders and shareholder representatives overall gave positive feedback about how the Supervisory Board proposed to address the sensitivities with higher pay levels, but some expressed concerns as to the ability to attract and retain the right talent looking at the pay package of ASML versus its labor market competitors. Positive feedback was also received about the increased level of disclosure on remuneration and the change to the TSR measurement method, although some investors prefer not enabling vesting below the median level. Finally, questions were asked about the rationale for selecting cash conversion rate as the metric for the long-term incentive.

Next, Ms. Kelly reported that the Works Council took the position that it did not fully support the proposed amendments to the Remuneration Policy for the Board of Management and expressed some serious concerns regarding the STI build-up, in its view, not sufficiently reflecting the challenges on the work floor and ASML’s values as well as regarding the incentive level of the Board of Management in the context of internal and societal fairness. Ms. Kelly then explained how the Supervisory Board had responded to the concerns of the Works Council and reported that the Works Council and a delegation of the Supervisory Board agreed to continue the dialogue on these topics. She also reported that the Works Council would not use its right to explain its position during the AGM.

After the presentation, all shareholders were given the opportunity to ask questions.

The Chairman gave the floor to Mr. Jorna (VEB), who asked a question about the likelihood that the Supervisory Board would need to make a discretionary adjustment to the Cash Conversion Rate score in the future, given the weight of this metric. He also asked questions relating to the calculation of the Cash Conversion Rate, how ambitious the targets are and the ratio between variable and fixed remuneration in the new policy.

Ms. Kelly explained the reasons for replacing the ROAIC metric with the Cash Conversion Rate, and explained that the Cash Conversion Rate is assumed to be less volatile compared to ROAIC and therefore better suited for use as a performance metric. She explained that the Remuneration Committee and the Supervisory Board intend to continue to look into which metrics best drive performance and pointed to the flexibility in the new policy to select those metrics that are most suitable for this purpose. With respect to the ambition level of the targets, Ms. Kelly explained that the Supervisory Board aims to set targets that are sufficiently ambitious, making over-achievement less likely. She also pointed to the risk that targets are not achieved. Balancing the fixed versus the variable remuneration will be an ongoing area of focus of the Remuneration Committee, but the current balance is considered appropriate.

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Mr. Dassen noted that ASML will look into the remarks of Mr. Jorna regarding the calculation of the cash conversion rate.

The Chairman gave the floor to Dr. Ter Meulen (private investor). Dr. Ter Meulen asked how ASML deals with the geographic differences with regards to remuneration.

The Chairman pointed out that ASML pays employees according to local labor market practices. ASML strives to be competitive in all countries in which it operates.

Then, the Chairman gave the floor to Mr. Janssen (VBDO), who noted that for the 2022-2024 performance periods, three ASML-specific ESG-related performance measures had been selected. He then asked how the ESG related performance measures would be determined in the future.

Ms. Kelly replied that the Supervisory Board will look at what the most critical metrics for driving the ESG performance of ASML are and will set the performance targets for the Board of Management in line with those metrics.

Then, Mr. Jorna (VEB) gave a voting statement on behalf of the VEB stating that the VEB is of the opinion that the payout level for the TSR revealed that ASML rewards its Board of Management generously for mediocre performance. According to the VEB, only above average performance should lead to pay-out of variable remuneration. This also applies to the long-term incentive ESG objectives and strategic value drivers. The VEB abstained from the vote.

The Chairman noted that a request on behalf of the Railway & Public Transport Pension Fund, Menzis and Eumedion, had been received before the Meeting. The request made was to publish the advice of the Works Council on the amendment of the Remuneration Policy for the Board of Management in its entirety on the website in the future. The Chairman explained that ASML had published the key aspects of the Works Council’s advice as part of a document reporting on overall stakeholder feedback. This approach had been agreed upon with the Works Council.

The floor was given to Mr. Stevense (SRB) who asked if the fixed remuneration component would not be too low compared to the variable component, given the high level of uncertainty in global affairs that may also have impact on ASML.

The Chairman responded by explaining that the Supervisory Board has the discretionary power to execute upward or downward adjustments with respect to the variable remuneration component. This power gives the Supervisory Board some flexibility. The Supervisory Board intends to prudentially utilize this discretionary authority and will observe the relevant provisions of the Remuneration Policy for the Board of Management.

The Chairman noted that there were no further questions and moved on to item 7 of the agenda.

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7a. – 7e. Composition of the Board of Management (Non-voting item)

The Chairman reported that this agenda item was a non-voting item. In accordance with Dutch law and ASML’s Articles of Association, the Board of Management members are appointed by the Supervisory Board, subject to notification of the Meeting.

The Chairman explained that per the 2022 AGM, the appointment terms of all five members of ASML’s Board of Management would expire and that the Supervisory Board intends to reappoint all Board of Management members. He referred to the Explanatory Notes to the Agenda for more information about the reasons for the reappointments, the personal details of the Board of Management members, and the main elements of their management services agreements, including their remuneration package.

On behalf of the full Supervisory Board, the Chairman then gave formal notice of the intended reappointment of Mr. Wennink as President and Chief Executive Officer, and Mr. van den Brink as President and Chief Technology Officer of the Board of Management. In accordance with the new rules of procedure for the Board of Management, both Presidents were reappointed for a two-year term, effective per the 2022 AGM, and expiring at the 2024 AGM.

On behalf of the full Supervisory Board, the Chairman gave notice of the intended reappointment of Mr. Dassen as Executive Vice President (“EVP”) and Chief Financial Officer; Mr. Fouquet as EVP BL EUV; and Mr. Schneider-Maunoury as EVP and Chief Operations Officer, each for a four-year term, effective per the 2022 AGM and expiring at the 2026 AGM.

Before moving on to the questions, the Chairman briefly touched upon the media coverage concerning the reappointment of the Board of Management members, and more specifically on the two-year appointment term for both Presidents. Referencing the press release of March 15, 2022, the Chairman explained that the two-year extension was in line with the Company’s new policy to reappoint persons aged 65 or above for two-year terms. The fact that the Presidents have been with the Company for a long period also had been taken into account. The Chairman noted that it is not uncommon for listed companies to reappoint Board of Management members for two years.

The Chairman assured that the Supervisory Board and in particular the Selection & Nomination Committee are discussing the composition of the Board of Management on a recurring basis. He stated that, in case of any changes in Board of Management composition, these will be communicated if and when relevant.

The Chairman then moved on to the questions and gave the floor to Mr. Jorna (VEB). Mr Jorna noted that the new rules of procedure for the Board of Management state that Board of Management members aged 65 or above are appointed for two-year terms. Mr. Jorna asked if this implies that after the first expiration of the first two-year term, subsequent reappointments are possible. In addition, Mr. Jorna requested some insight into the succession of both presidents of the Board of Management.

The Chairman explained that the intention is that when a Board of Management member reaches the age of 65, an appointment of four years might be too long. In that case, the Supervisory Board considers it more appropriate to appoint a Board of Management member for a term of two years. After this two-year term, it is

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possible to reappoint a Board of Management member for subsequent terms of two years. The Chairman further explained that the Supervisory Board and in particular the Selection & Nomination Committee are discussing the composition of the Board of Management on a recurring basis. In case of any changes in the composition of the Board of Management, the Supervisory Board will communicate on this if and when relevant.

The Chairman noted that a question by Railway & Public Transport Pension Fund, Menzis and Eumedion, was received before the Meeting. The question concerned the changes in the Rules of Procedure of the Board of Management, in particular the new provision that that Board of Management members who are older than 65 are appointed for a maximum of two years. The question was if the Supervisory Board could provide an explanation about the rationale and timing of this change. In addition, the Supervisory Board’s views were asked on the limited time between the expiration of the Chairman’s term of office in 2023 and the end of the appointment term of the two Presidents of the Board of Management.

The Chairman replied by saying that the Supervisory Board thinks it is prudent to appoint Board of Management members aged 65 or above for a two-year period and therefore decided to include such provision in the Rules of Procedure for the Board of Management, which were being updated also in view of the amendment of the articles of association of the Company. The Selection and Nomination Committee regularly reviews the desired composition of the Board of Management and of the Supervisory Board, the latter in conjunction with the rotation schedule for current Supervisory Board members. The Supervisory Board will take timely action to ensure continuity and to make sure that the required competences are represented in both Boards.

The Chairman noted that there were no further questions and confirmed that the Presidents of the Board of Management were reappointed for a two-year term, and the other members of the Board of Management were reappointed for a four-year term. The Chairman congratulated all Board of Management members and moved on to agenda item 8.

8.

Composition of the Supervisory Board, notification of Supervisory Board vacancies, opportunity to make recommendations, and announcement of the Supervisory Board’s recommendation to reappoint Ms. T.L. Kelly and appoint Mr. A.F.M. Everke and Ms. A.L. Steegen as members of the Supervisory Board

The Chairman stated that, as announced during the 2021 AGM, Ms. Kelly and Mr. Stork would retire by rotation at this AGM. Mr. Stork indicated that he was not available for reappointment and would step down as a member of the Supervisory Board. The Chairman extended a word of gratitude to Mr. Stork.

Ms. Kelly had indicated that she was available for reappointment, and the Supervisory Board nominated her for reappointment as a member of the Supervisory Board of ASML. Ms. Kelly’s nomination is based on the enhanced recommendation right of the Works Council.

In addition to the vacancies that arise as a result of the resignation by Ms. Kelly and Mr. Stork, the Supervisory Board intended to nominate an additional candidate as a member of the Supervisory Board, as a result of which the number of members of the Supervisory Board would increase from eight to nine members.

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8a. Notification of Supervisory Board vacancies (Non-voting item)

The Chairman explained that the Supervisory Board considered it desirable to nominate an additional candidate as a member of the Supervisory Board at this AGM. This nomination is the result of the desire of the Supervisory Board to have more experience in the semiconductor technology and industry in its ranks in view of the Company’s growth in size and complexity.

8b. Opportunity to make recommendations by the general meeting (Non-voting item)

The Chairman informed the Meeting that at the 2021 AGM, the Supervisory Board announced the vacancies that would arise from the retirement by rotation of Ms. Kelly and Mr. Stork, and the shareholders were given the opportunity to make recommendations for the nomination of candidates for these vacancies. Furthermore, the Meeting was given the opportunity to make recommendations for the nomination of candidates for the new vacancy. The Supervisory Board intended to fill the three vacancies, including the additional vacancy, by nominating Ms. Kelly, Mr. Everke and Ms. Steegen for appointment by the Meeting in accordance with the profile of the Supervisory Board. The nomination of the Supervisory Board for the filling of the extra vacancy was made on the condition that the Meeting would not make a recommendation. The Chairman noted that the Meeting did not use its right to make recommendations for the new vacancy and proceeded to agenda item 8c.

8c. Announcement of the Supervisory Board’s recommendation to reappoint Ms.T.L. Kelly and appoint Mr. A.F.M. Everke and Ms. A.L. Steegen as members of the Supervisory Board (Non-voting item)

The Supervisory Board announced its intention to nominate Ms. Kelly for reappointment and to nominate Mr. Everke and Ms. Steegen for appointment as members of the Supervisory Board. The Explanatory Notes to the Agenda contain the rationale for these nominations as well as the details of the candidates. The reappointment of Ms. Kelly and the appointment of Mr. Everke and Ms. Steegen will apply for a period of four years from the date of this Meeting. The Chairman gave Mr. Everke and Ms. Steegen the opportunity to introduce themselves to the Meeting. The Chairman explained that the Supervisory Board was convinced that ASML, and the Supervisory Board in particular, would benefit from the knowledge, experience and leadership skills of both candidates.

The Chairman explained that the Works Council has an enhanced right to recommend nominees for up to one-third of the Supervisory Board members. This enhanced recommendation right applied to the reappointment of Ms. Kelly and the appointment of Ms. Steegen. As a result, the nomination for the reappointment of Ms. Kelly and the nomination for the appointment of Ms. Steegen were based on the enhanced recommendation right of the Works Council. The Works Council had also indicated to the Supervisory Board that it supported the appointment of Mr. Everke.

The Chairman then moved on to the questions and gave the floor to Mr. Stevense (SRB), who asked Ms. Kelly to explain what made her decide to make herself available for reappointment as Supervisory Board member of ASML.

Ms. Kelly indicated that she has extensive experience in the technology sector and that it is an exciting challenge to be part of the Supervisory Board of a growing company with global importance such as ASML.

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Ms. Kelly pointed out that, in addition, she has experience in the area of remuneration since she sits on similar committees at other companies and that she appreciates being the Chair of the Remuneration Committee and a member of the Selection and Nomination Committee.

As a follow-up question, Mr. Stevense asked if the Supervisory Board could elaborate on the search for the two new Supervisory Board members.

The Chairman reported that the Supervisory Board had engaged an executive search firm. First, the Supervisory Board had determined the desired profile and competencies of the candidates. Then, a long list of candidates had been prepared, which, after extensive discussions in the Selection and Nomination Committee, transitioned into a short list. The candidates on the short list were interviewed to make sure that there was a match with the Supervisory Board and the Board of Management.

The Chairman noted that all questions had been answered and moved on to items 8d, 8e and 8f.

8d.-8f. Proposals to reappoint Ms. T.L. (Terri) Kelly and to appoint Mr. A.F.M. (Alexander) Everke and Ms. A.L. (An) Steegen as members of the Supervisory Board (Voting items)

The Chairman then went on to deal with the individual proposals for (re)appointment of Ms. Kelly, Mr. Everke and Ms.Steegen. He noted that there were no questions regarding these agenda items and moved on to 8g.

8g. Composition of the Supervisory Board in 2023 (Non-voting item)

The Chairman gave notice of the vacancies that are set to arise in the Supervisory Board in 2023. In 2023, Mr. Schwalb, and Mr. Kleisterlee will retire per the rotation schedule. Mr. Schwalb and Mr. Kleisterlee indicated that they will not be available for reappointment. The Meeting and the Works Council have a right to recommend candidates for the vacancies that will arise.

The Chairman noted that there were no questions and moved on to agenda item 9.

9.	Proposal to appoint KPMG as external auditor for the reporting years 2023 and 2024 (Voting item)

The Chairman informed the Meeting that the Audit Committee performed an independent assessment of the performance of KPMG as ASML’s external auditor for the past year. The survey addressed many items, including the quality, scope and planning of the audit, and the independence and reporting of the external auditor. Pursuant to the outcome of the survey that was conducted, the Audit Committee had proposed to the Supervisory Board to once again appoint KPMG as external auditor.

The Supervisory Board, taking into account the recommendation of the Audit Committee, proposed to appoint KPMG as the Company’s external auditor for the reporting years 2023 and 2024.

The Chairman noted that there were no questions and moved on to agenda item 10.

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10.

~~Proposal to appoint Deloitte Accountants B.V. as external auditor for the reporting year 2025, in light of the mandatory external auditor rotation [Voting Item]~~ WITHDRAWN AND REMOVED FROM THE AGENDA please see the press release dated April 1, 2022 for further information

The Chairman explained that originally, the agenda included a proposal for the appointment of Deloitte Accountants B.V. (“Deloitte”) as external auditor effective per the financial year 2025. This agenda item had been withdrawn and removed from the agenda, as announced in the press release dated April 1, 2022.

In September 2021, the Audit Committee started the selection procedure for the new external auditor effective per the 2025 reporting year by establishing a separate committee (”Selection Committee”). The Selection Committee invited the other three ‘big four’ audit firms (other than KPMG), as well as one second tier audit firm, to participate in the selection process. The Selection Committee had concluded that Deloitte was the preferred audit firm, with PricewaterhouseCoopers Accountants N.V. (“PwC”) as runner up. As part of the selection process, Deloitte had confirmed that they would be able to timely resolve all independence conflicts, including those related to currently existing non-audit engagements. Unfortunately, after the agenda for this AGM had been published, Deloitte informed ASML of a conflicting advisory role, which in their view they might not be able to timely resolve. Therefore, Deloitte could no longer guarantee its ability to timely resolve all independence conflicts.The Supervisory Board therefore decided to withdraw the nomination of Deloitte.

Following the withdrawal of Deloitte’s nomination, the Supervisory Board and Audit Committee re-initiated the selection process for the external auditor for the reporting year 2025. As announced on April 29, 2022, prior to the start of the 2022 AGM, this selection process had been finalized and PwC had been selected as the candidate for appointment as the next external auditor for the reporting year 2025. This selection took place on the basis of the assessments already performed and included further discussions with PwC, including regarding their independence. The formal appointment of PwC will be put to the vote at ASML’s next general meeting.

The Chairman moved on to the questions and gave the floor to Mr. Jorna (VEB), who complimented ASML on the process and communication regarding the initial proposal to appoint Deloitte as external auditor for the reporting year 2025. In addition, Mr. Jorna noted that Mr. Wennink and Mr. Dassen both have a background at Deloitte Accountants B.V. and asked if this had been taken into consideration by the Supervisory Board.

The Chairman answered the question by explaining that this topic was discussed extensively by the Audit Committee and the Supervisory Board and it was decided that at the time, Deloitte was the most suitable candidate to be appointed as the external auditor of ASML for the reporting year 2025.

Mr. Jorna asked a follow-up question concerning the possibility that Deloitte still would be a candidate if and when they would be able to resolve their conflict of interest before 2025.

Mr. Dassen replied that Deloitte’s nomination for appointment per the 2025 reporting year is no longer an option. As announced, PwC will be nominated for appointment as external auditor for the reporting year 2025 at the next general meeting.

The Chairman noted that all questions had been answered, that there were no further questions and proceeded to agenda item 11.

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11.	Proposal to amend the Articles of Association of the Company (Voting item)

The Chairman explained that the Board of Management, with the approval of the Supervisory Board, proposed to amend the Articles of Association, which resolution als oincuded the authorization of each Board of management member as well as each lawyer and paralegal practicing with De Brauw Blackstone Westbroek N.V. to execute the notarial deed of amendment of the Articles of Association.

The proposal for the amendment of the Articles of Association, which shows the proposed changes and explanation thereto, had been published on ASML’s website both in the English and in the Dutch language, and was available at the offices of ASML and at ABN AMRO Bank N.V. from the date of convocation of the AGM, such in conformity with Dutch law.

The Chairman noted that there were no questions and moved on to agenda item 12.

12.

Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, as well as to restrict or exclude the pre-emption rights accruing to shareholders (Voting items)

The Chairman explained that this recurring agenda item concerned two proposals that are in ASML and its shareholders’ interest in order to be able to react timely if particular circumstances were to occur that require share issuances. For this reason, the Board of Management would like to have the authorization to issue shares when such circumstances arise and to also exclude the pre-emption right in situations where it is necessary to act quickly.

This authorization was requested for a period of 18 months; starting on the day of the 2022 AGM and ending on October 29, 2023. Provided that both proposals were approved, the existing authorizations would cease to apply.

Agenda item 12a concerned authorizing the issuance of ordinary shares or the granting of rights to subscribe for ordinary shares up to 5% for general purposes and up to 5% in connection with or on the occasion of mergers, acquisitions and/or strategic alliances. Agenda item 12b concerned the authorization of the Board of Management to restrict or exclude pre-emption rights in connection with the authorizations referred to in item 12a.

The Chairman noted that there were no questions and proceeded to agenda items 13.

13.	Proposal to authorize the Board of Management to repurchase ordinary shares up to 10% of the issued share capital (Voting item)

The Chairman explained that it was proposed to authorize the Board of Management to repurchase ordinary shares, up to 10% of the issued share capital. Ordinary shares can be acquired on the conditions as set out in the Explanatory Notes to this agenda item.This authorization was requested for a period of 18 months, starting on the day of the 2022 AGM and ending on October 29, 2023. Provided that both proposals were approved, the existing authorization would cease to apply.

The Chairman gave the floor to Mr. Luijckx (private investor) who suggested ASML to repurchase ordinary shares as soon as possible given the increasing share price.

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Mr. Dassen replied by saying that a substantial amount of ordinary shares under the current share buyback program had been repurchased already.

The Chairman noted that there were no further questions and moved on to agenda item 14.

14.	Proposal to cancel ordinary shares

The Chairman explaned that it was proposed to the Meeting to cancel any or all ordinary shares in the share capital of the Company held or repurchased by the Company per the authorization referred to in agenda item 13, to the extent that such ordinary shares would not be used to cover obligations under employee share plans. He explained that a cancellation could be executed in one or more tranches. The number of cancelled ordinary shares would be determined by the Board of Management, but may not exceed 10% of the issued share capital as of 29 April 2022.

The Chairman noted that there were no questions and moved on to agenda item 15, Any Other Business.

15.	Any Other Business

The Chairman closed the voting and went on to deal with any other business. He gave the floor to Mr. Stevense (SRB) who referred to the housing situation in the Veldhoven area and any ASML activities related to this.

Mr. Wennink began by saying that ASML is aware of the tight housing market and issues related to the situation. ASML works closely with the municipalities, governments and building societies to make sure that there is enough pressure to speed up the process of building more houses.

The Chairman noted that all questions had been answered and that there were no further questions. Mr. Kleipool presented the voting results. The voting results are also made available on ASML’s website (www.asml.com/agm2022).

The Chairman established that all proposals were adopted with the required majority and congratulated Ms. Steegen and Mr. Everke on their appointment as Supervisory Board members.

The Chairman closed the Meeting at 17:41 hrs. and thanked all the shareholders for their participation and contribution.

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